1600 Pioneer Tower 888 SW Fifth Avenue Portland, Oregon 97204 503.221.1440
Thomas P. Palmer	Direct Dial: 503.802.2018 Direct Fax: 503.972.3718 tom.palmer@tonkon.com

May 8, 2015

Via EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Key Technology, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014 Filed December 12, 2014 File No. 001-33919

Dear Mr. Vaughn:

On behalf of Key Technology, Inc. (the "Company"), we respectfully submit below the Company's response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated April 13, 2015 to Mr. Jeffrey T. Siegal, the Vice President and Chief Financial Officer of the Company. This response is submitted in accordance with the extension of the time to respond agreed upon between Ms. Lynn Dicker of the Staff and me in a telephone conversation on April 14, 2015. For your convenience, we have set forth below each comment in the Staff's letter followed by the Company's response.

Annual Report on Form 10-K for the fiscal year ended September 30, 2014

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Mr. Kevin L. Vaughn
Accounting Branch Chief
May 8, 2015

Overview, page 20

1.
We note that you have disclosed expected EBITDA. Please explain to us how you considered the requirements of Item 10(e)(1)(i)(B) of Regulation S-K regarding the use of forward-looking non-GAAP information. In addition, please note that if the comparable GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Refer to SEC Release No. 33-8176.

We did consider Item 10(e)(1)(i)(B) of Regulation S-K in preparing this disclosure. The context of this disclosure was long-term and a possible range of values was presented, and the Company was unable to present a reconciliation to the most directly comparable GAAP financial measure without unreasonable effort. The Company does not intend to provide non-GAAP financial measures in the future, or repeat this disclosure. If we do use non-GAAP financial measures, we will provide a reconciliation of any non-GAAP financial measure with the corresponding GAAP financial measure that is available without unreasonable effort, as required, or we will disclose why such information is not ascertainable or accessible, identify the information that is unavailable, and disclose its probable significance.

Liquidity and Capital Resources, page 27

Fiscal 2014, page 27

2.
We note that your Belgian subsidiary was not in compliance with the tangible net worth covenant. We further note that you do not believe this covenant violation will have a material effect on your operations. Please tell us what consideration you gave to quantifying the amounts required to comply with your covenants and the actual or reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity. Refer to Section IV.C of SEC Release 33-8350.

We did consider the required disclosures in Section IV.C of SEC Release 33-8350 in our previous filings and determined that this credit facility was not material to our overall operations. The Company's primary credit facility is its domestic credit facility, with a significantly higher borrowing capacity as of September 30, 2014 ($15 million vs. $1.1 million operating lines) and a significantly lower interest rate (2.65% vs. 9.75%). Consequently, if the need to borrow should arise, we would not intend to utilize the foreign credit facility. In addition, should the need arise, the outstanding amounts under the loan agreement of $1.0 million, including the current portion, as of September 30, 2014 could be paid or refinanced through existing cash balances or the domestic credit facility. The Company will continue to

Mr. Kevin L. Vaughn
Accounting Branch Chief
May 8, 2015

evaluate the required disclosures in our future filings if we continue to be in violation of these or other covenants.

Item 8 - Financial Statements and Supplemental Data, page 31

Note 13 - Income Taxes, page 54

1.
Please describe to us your consideration of the guidance of Rule 4-08(h)(1)(i) of Regulation S-X in assessing whether you should disclose the domestic and foreign components of your income (loss) before income taxes as either foreign or domestic.

The Company has considered the guidance of Rule 4-08(h)(1)(i) of Regulation S-X in previous filings, but opted not to disclose this information as the income (loss) from foreign operations has not been material and the income (loss) from foreign operations is generated principally by foreign branches of the U.S. corporation for which the income (loss) is taxed at the Federal statutory rate. Supplementally, please be advised the income (loss) from foreign operations was less than 5% of the consolidated total Company net income (loss) in fiscal 2014. To the extent that the amount of foreign income (loss) should become significant, the Company will provide the required disclosure of the components of income (loss) as domestic or foreign in future filings.

Company Certification

Pursuant to your request, the Company certification is provided as Appendix A to this letter.

Please do not hesitate to contact me at (503) 802-2018 in the event any member of the Staff has any comments or questions regarding this response.

Very truly yours,
/s/ Thomas P. Palmer
Thomas P. Palmer
TPP/tkb
cc via e-mail:    Ms. Lynn Dicker
Mr. Jeffrey T. Siegal

APPENDIX A

Company Certification

Pursuant to the Staff's comment letter dated April 13, 2015 to Key Technology, Inc. (the "Company") with respect to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 8, 2015

/s/ Jeffrey T. Siegal
Jeffrey T. Siegal
Vice President and
Chief Financial Officer